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                            April 4, 2024

       Greg Lehmkuhl
       Chief Executive Officer
       Lineage, Inc.
       46500 Humboldt Drive
       Novi, MI 48377

                                                        Re: Lineage, Inc.
                                                            Amendment No. 3 to
                                                            Draft Registration
Statement on Form S-11
                                                            Submitted on March
18, 2024
                                                            CIK No. 0001868159

       Dear Greg Lehmkuhl:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       February 16, 2024 letter.

       DRS/A filed on March 18, 2024

       Historic Management Incentive Equity, page 34

   1. We note your disclosure here and elsewhere that you describe the formation transactions that LLH MGMT Profits,
LLC and LLH MGMT Profits II, LLC will contribute their
                                                        interests in Lineage
Holdings to the operating partnership in exchange for Legacy Class B
                                                        OP Units. Where you
discuss the treatment of LMEP Units and BGLH Restricted Units in
                                                        Connection with this
Offering on page 217, you state that all outstanding LMEP Units that are unvested at the
completion of the offering will be replaced with "equity-based awards in Lineage, Inc. and/or
Lineage OP." Please clarify whether these equity interests are the
                                                        Legacy Class B OP Units
or other securities of the company or the operating partnership,
 Greg Lehmkuhl
FirstName   LastNameGreg Lehmkuhl
Lineage, Inc.
Comapany
April       NameLineage, Inc.
       4, 2024
April 24, 2024 Page 2
Page
FirstName LastName
         and whether and how their issuance may impact the interests of investors in this offering.
         Please also tell us what consideration you have given to describing the issuance of the equity-based awards in the description of the formation transactions. Business and Properties, page 163

2. We note you removed the table that previously was to set forth a summary schedule of expirations for any customer contracts featuring minimum storage guarantees, and for leases in effect as of December 31, 2023 and for the year beginning January 1, 2024 and each of the periods to be set forth therein. Please amend to provide a schedule of lease expirations; refer to Item 15(f) of Form S-11.
Use of Comparative Market Data, page 210

3. We note that you reviewed market data and took into consideration the structure and components of and amount paid under executive compensation programs of comparable peer group companies. Please clarify whether you engaged in benchmarking to base, justify or provide a framework for compensation decisions. If so, please revise your disclosure to identify the components used for benchmarking and the level at which you benchmark. Please see Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the
         staff's Regulation S-K Compliance and Disclosure Interpretations. Coordinated Settlement Process for Legacy Pre-Offering Investors, page 252

4. We note that BGLH may determine whether to limit the amount of Securities Settlements relative to the amount of Cash Settlements, and that BGLH will have a contractual right to require Lineage to conduct offerings of shares of your common stock in order to facilitate
         Cash Settlements. Please briefly explain what would cause BGLH to so limit the amount of a Securities Settlement or to require Lineage to conduct an offering of shares to facilitate a Cash Settlement, and describe the impact of these events on Lineage and on investors in this offering. Please also disclose what security a holder of BGLH Class A or
         Legacy Class A OP units would hold following the decision to cut-back Securities
         Settlements, at the time of the cutback or any distribution. We note disclosures on pages
         237, 239, and 253 that in the event that Securities Settlements with respect to BGLH Units
         or Legacy OP Units are cut back, BG Cold   s Founders Equity Share for
BGLH and
         Lineage OP will be settled at the time of the cutback rather than at the time of the
         Securities Settlement. So that investors can better understand this disclosure, please clarify, if true, that the effect of a cutback will be to delay Securities Settlements until the third anniversary of the closing of this offering.
Post-Offering Transactions
Settlement Elections, page 253

5. We note your disclosure in response to prior comment 7 that the settlement of Founders
         Equity Shares occurs within BGLH or within the Legacy OP Unit class and does not
 Greg Lehmkuhl
Lineage, Inc.
April 4, 2024
Page 3
       impact BGLH's ownership of Lineage's shares or the operating partnership's total capitalization. Please clarify whether the elections to settle in cash or securities that the
       BGLH Unitholders or Legacy OP Unitholders make, or the decision by BGLH or LHR to make cutbacks to Securities Settlements, may affect the public stockholders of Lineage.
Financial Statements
Notes to Consolidated Financial Statements
(23) Immaterial correction of previously issued consolidated financial statements, page F-77

6. We note your disclosure that the Company identified certain errors in its audited consolidated financial statements for the years ended December 31, 2022 and 2021 related to its property tax accruals, acquired deferred tax liabilities and its income tax provision, and that after evaluating these errors it concluded that they were not material to prior periods, individually or in the aggregate. Provide us with a detailed materiality analysis to support how you determined that the impacted accounts
       were not quantitatively or qualitatively material to any of the periods presented.
       Please contact Ameen Hamady at 202-551-3891 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765 with any other questions.



                                                              Sincerely,
FirstName LastNameGreg Lehmkuhl
                                                              Division of
Corporation Finance
Comapany NameLineage, Inc.
                                                              Office of Real
Estate & Construction
April 4, 2024 Page 3
cc:       Julian Kleindorfer, Esq.
FirstName LastName